Bright Mountain Media, Inc.

6400 Congress Avenue, Suite 2050

Boca Raton, FL 33487

Telephone: (561) 998-2440

July 17, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:

Bright Mountain Media, Inc.

Request for Withdrawal of Registration Statement on Form S-1 (File No. 333-213347)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Bright Mountain Media, Inc. (the “Registrant”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consents to the withdrawal, effective as of the date hereof, of the Registrants’ Registration Statement on Form S-1 (File No. 333-213347) filed with the Commission on August 26, 2016, as amended on April 12, 2017, together with all exhibits thereto (collectively, the “Registration Statement”).  No securities have been issued or sold under the Registration Statement.  The Registration Statement has not been declared effective by the Commission.

The Registrant is requesting withdrawal of the Registration Statement because there is no longer a present intention to request the effectiveness of, or offer any securities under, the Registration Statement.

The Registrant also respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Registrant for future use.

Thank you for your assistance with this request. If you have any questions or require any further information, please contact Charles B. Pearlman, Esq., Pearlman Law Group LLP at (954) 880-9484.

Sincerely,

/s/ W. Kip Speyer
W. Kip Speyer
Chief Executive Officer